

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2013

Via E-mail
Ms. Yan Wang
President, Treasurer and Secretary
Vesta International, Corp.
56-26 Chongshan Middle Rd, 1-5-1, Huanggu
Shenyang, Liaoning, China, 110031

> **Re:** **Vesta International, Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 20, 2013**
> **File No. 333-190656**

Dear Ms. Wang:

We have reviewed the amended registration statement and have the following comments.

Report of Independent Registered Public Accounting Firm, page 40

1. We note the revised review report by Cutler & Co. LLC you have included in the Form S-1. It is unclear how the revision made to the report address the concerns raised in comment four in our letter dated December 19, 2013. Please request Cutler & Co. LLC to provide you with a review report for your interim financial statements that covers all of the periods presented on pages 41-47 of your Form S-1.

Exhibit 23.1

2. As previously requested in comment four in our letter dated December 19, 2013, please request Cutler & Co. LLC to revise its consent regarding its review report dated November 19, 2013, to reference the three-months and six-months ended September 30, 2012, in addition to the three-months and six-months ended September 30, 2013, and the cumulative period May 11, 2011 (Inception) to September 30, 2013 for your statements of operations, changes in stockholder's equity and cash flows.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director